UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Turquoise Hill Resources Ltd.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

46579N

(CUSIP Number)

Eleanor Evans

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

August 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,983,220 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,983,220 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,983,220 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,983,220 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,983,220 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,983,220 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,983,220 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,983,220 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,983,220 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. 46117 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (c) ☐ (d) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,983,220 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,983,220 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,983,220 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 21 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc. and 46117 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013 and July 9, 2013 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 6 is hereby incorporated by reference in this Item 4.

Except as otherwise set forth in Item 4 of the Schedule 13D, as amended hereby, none of the Rio Tinto Companies has any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Rio Tinto Companies reserve their rights in full to change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D as they deem appropriate.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Rio Tinto Companies to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Each of the Rio Tinto Companies is deemed to beneficially own 510,983,220 Shares, representing approximately 50.8 per cent of the outstanding Shares.

In connection with the financing plan contemplated by the legally binding term sheet entered into amongst RTIH, Rio Tinto’s affiliate, Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company”), and the Company on August 7, 2013 (the “Binding Term Sheet”) and, in the event the Company is required to raise equity to repay any of the facilities provided by Rio Tinto, the Company has agreed to conduct, and Rio Tinto has agreed to provide a standby underwriting commitment for, a rights offering by the Company to be completed by December 30, 2013 (the “2013 Rights Offering”). As the subscription price for the 2013 Rights Offering will not be agreed until the final prospectus, the number of Shares Rio Tinto would beneficially own following the closing of the 2013 Rights Offering cannot be determined at this time. However, assuming Rio Tinto and the other holders of rights under the 2013 Rights Offering exercise their rights in full and the stand-by commitment is not utilized, Rio Tinto would beneficially own the same percentage of Shares following closing of the 2013 Rights Offering that it beneficially owns immediately before such closing.

If Rio Tinto were fully to exercise the Series D Warrants (described in the amended Schedule 13D filed on April 20, 2012) as of the date hereof, Rio Tinto would acquire an additional 74,247,460 Shares. Following such issuance, Rio Tinto would beneficially own 585,230,680 Shares representing 58.2 per cent of the outstanding Shares.

Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.

The percentage of Shares is based on 1,005,998,892 outstanding Shares as of August 6, 2013.

In addition, the Shares deemed beneficially owned by each of the Rio Tinto Companies with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

Binding Term Sheet

On August 7, 2013, RTIH, the Rio Tinto Funding Company and the Company entered into the Binding Term Sheet. The description of the Binding Term Sheet contained herein is qualified in its entirety by reference to Exhibit S, which is incorporated herein by reference. The definitive agreements in relation to the Binding Term Sheet and the transactions and arrangements set out therein will be described in and filed as an exhibit to a subsequent amendment to this statement on Schedule 13D.

Under the Binding Term Sheet, the Rio Tinto Funding Company and the Company have agreed to amend the OT Bridge Funding Agreement to extend the maturity date of the US$225 million credit facility from August 12, 2013 to August 28, 2013 or such earlier date as may be agreed by them and to allow funds repaid by the Company from the proceeds for the sale of its 50% interest in Altynalmas Gold Ltd to be redrawn. The maturity date of the OT Bridge Funding Agreement may be further extended in certain circumstances. In addition, Rio Tinto irrevocably waives the right to exercise its option under the OT Bridge Funding Agreement to convert all or any of the loan amount into Shares.

The obligations of Rio Tinto to provide the financial support contemplated under the Binding Term Sheet will be subject to receipt by the Company of written acceptance by the TSX of a notice of private placement (and, to the extent required, by the NYSE and NASDAQ of an equivalent notice) in respect of the issuance by the Company to Rio Tinto of the Anti-Dilution Series D Warrants (exercisable into a number of Shares not greater than 10 per cent of the issued and outstanding Shares) in connection with the 2013 Rights Offering as contemplated by the 2012 MOA Amending Agreement, and if a condition of such approval is the approval of any matter by the holders of Shares, the obtaining of such shareholder approval in the manner required by such exchange(s).

New Bridge Facility

Under the Binding Term Sheet, the Rio Tinto Funding Company agreed to make available to the Company a secured bridge funding facility in the amount of US$600 million (the “New Bridge Facility”). Prior to an event of default thereunder, the outstanding principal amount will accrue interest at the one month LIBOR rate in effect immediately prior to the initial drawdown plus 500 basis points per year (“Margin”). The aggregate of all amounts outstanding, including principal, interest and fees will be repayable on December 31, 2013 and the New Bridge Facility cannot be extended. The New Bridge Facility will have a front end fee of US$6 million and a commitment fee of 40 per cent of Margin. The New Bridge Facility is intended initially to be used to refinance the US$225 million credit facility provided by the Rio Tinto Funding Company under the OT Bridge Funding Agreement at or prior to its maturity date and will thereafter provide the Company with additional funding capacity to meet its obligations with respect to the OT Project.

2013 Rights Offering

Under the circumstances described below, the Company has agreed to conduct the 2013 Rights Offering prior to December 30, 2013.

(i)	In the event that project financing for the OT Project (“OT Project Financing”) is not in place and available for drawdown, the Company will conduct the 2013 Rights Offering for net subscription proceeds sufficient to pay all amounts outstanding under the New Bridge Facility and the existing US$1.8 billion interim funding facility (the “Interim Funding Facility”) which will also mature on December 31, 2013; or

(ii)	In the event that the OT Project Financing is in place and available for drawdown, but for any reason the Company’s subsidiary Oyu Tolgoi LLC, as the borrower thereunder, is restricted from drawing down and disbursing an amount sufficient to pay or repay all amounts outstanding under the New Bridge Facility and the Interim Funding Facility and to reimburse fees paid in connection with the OT Project Financing and certain other amounts, the Company will conduct the 2013 Rights Offering for net subscription proceeds sufficient to cover these requirements.

The subscription price for each Share to be issued under the 2013 Rights Offering will be agreed between the Company and Rio Tinto, which will represent a discount in the range of 35 per cent to 50 per cent of the volume weighted average price of the Shares for the five trading days on the TSX ending on the second trading day preceding the filing of final short form prospectus and registration statement. If the OT Project Financing becomes available for drawdown subsequent to filing or the amount permitted to be drawn down prior to the end of 2013 is sufficient to fund the requirements in (ii) above, the Company has the right to discontinue the 2013 Rights Offering upon such drawdown and disbursement taking place. In connection with the 2013 Rights Offering, Rio Tinto has agreed to provide a standby commitment for the full amount of the 2013 Rights Offering on terms and conditions substantially similar to those which governed its standby commitment in relation to the previous rights offering by the Company completed in July 2012. In consideration of the standby commitment, the Company has agreed to pay to Rio Tinto a standby commitment fee equal to three per cent of the gross subscription proceeds of the 2013 Rights Offering.

The Company has also agreed to enter into a general security agreement with the Rio Tinto Funding Company pursuant to which the Company will grant, and will procure that certain of its subsidiaries will grant, a security interest and an assignment, mortgage and charge in all of its present, future and after-acquired property to the Rio Tinto Funding Company and of all shares, membership interests and other equity and intercompany debt interests in each of its subsidiaries having a direct or indirect ownership or direct interest in Oyu Tolgoi LLC in order to secure the performance of its obligations under the Interim Funding Facility and the New Bridge Facility.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc. and 46117 Yukon Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012*******

M	Press Release dated January 24, 2012*******

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012********

O	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012*********

P	Press Release dated July 30, 2012**********

Q	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.************

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
*******	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
********	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
*********	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
**********	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

Exhibit Number	Description

R	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013***********

S	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

************	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
***********	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2013

Rio Tinto plc

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Company Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Director
Name/Title

7999674 Canada Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Corporate Secretary
Name/Title

46117 Yukon Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Christopher Lynch	Chief Financial Officer of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Guy Elliott	Senior Executive Director of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Michael Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Hugo Bagué	Group Executive, Organisational Resources	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Alan Davies	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Eleanor Evans	Company Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Andrew Harding	Chief Executive of Rio Tinto Iron Ore	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Jean-Sébastien Jacques	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	France

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Energy	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer
Directors

Mark Andrewes	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Eleanor Evans	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officer

Gemma Aldridge	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

7999674 Canada Inc. Directors and Executive Officers
Directors

Jocelin Paradis	Director and President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Julie Parent	Director and Corporate Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada
Executive Officers

Lawrence Tal	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Brett Salt	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

46117 Yukon Inc. Directors and Executive Officers
Directors

Jocelin Paradis	Director and President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada
Executive Officers

Julie Parent	Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc. and 46117 Yukon Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.***

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010****

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011*****

K	Press Release dated August 24, 2011******

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012*******

M	Press Release dated January 24, 2012*******

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012********

O	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012*********

P	Press Release dated July 30, 2012**********

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
***	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
****	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
*****	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
******	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
*******	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
********	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
*********	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
**********	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

Exhibit Number	Description

Q	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.************

R	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013***********

S	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

************	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
***********	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.